EXHIBIT 99.2

Execution Version

SECOND AMENDMENT TO AGREEMENT

Reference is made to the Sixth Amended and Restated Credit Agreement dated as of March 1, 2012 by and among, amongst others, FirstService Corporation, as Canadian Borrower (the Borrower), FirstService (USA), Inc. (together with the Canadian Borrower, the Borrowers) and FirstService Delaware, LP, as U.S. Borrowers, the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the banks named on the execution pages thereof, as Lenders (the Lenders), TD Securities, as Lead Arranger and Bookrunner, The Toronto-Dominion Bank, as Collateral Agent (the Collateral Agent) and Canadian Administration Agent and Toronto Dominion (Texas) LLC, as U.S. Administration Agent (collectively with the Collateral Agent, the Agents), as amended by the First Amendment to Agreement dated as of January 16, 2013 and as the same may be further amended, supplemented, revised, restated or replaced from time to time, (the Agreement).

THIS SECOND AMENDMENT TO AGREEMENT (the Amendment) is executed as of the 22nd day of May, 2014 (the Amendment Date), by the Borrowers, the Guarantors (as defined in the Agreement), the Lenders and the Agents;

WHEREAS the Borrowers have requested the Canadian Administration Agent to increase the Revolving Facilities, in an aggregate principal amount of U.S.$500,000,000;

AND WHEREAS the Lenders have agreed to increase the Revolving Facilities, subject to the provisions and delivery of this Second Amendment, to the Borrowers by increasing their overall Commitments under the Credit Agreement as current Lenders under the Credit Agreement;

AND WHEREAS the Borrowers have requested the Collateral Agent, and the Collateral Agent has agreed, subject to the consent of the Lenders, to amend certain provisions of the Agreement, but only to the extent and subject to the limitations set forth herein;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Agreement.

1	Amendment

Effective as of the Amendment Date,

(a)	Section 1.1 of the Agreement is hereby amended as follows:

(i)	By deleting the definition of “Canadian Revolving Facility Commitment” in its entirety and replacing it with the following:

““Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower up to the Cdn.$ Equivalent Amount of U.S.$390,000,000; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.”

(ii)	By deleting the definition of “Participation” in its entirety and replacing it with the following:

““Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedule “L”.”

(iii)	By deletion the definition of “Shareholders’ Equity” in its entirety and replacing it with the following:

““Shareholders’ Equity” means the sum of the shareholders’ equity, preferred stock and non-controlling interest as shown in the consolidated financial statements of the Canadian Borrower and its Subsidiaries prepared in accordance with GAAP.”

(iv)	By deleting the definition of “Total Canadian Commitments” in its entirety and replacing it with the following:

““Total Canadian Commitments” means the Equivalent Amount of U.S.$390,000,000 and includes the Canadian Revolving Facility Commitment, and the Canadian Swingline Commitment and the HSBC Sponsor Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”

(v)	By deleting the definition of “Total Commitments” in its entirety and replacing it with the following:

““Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$500,000,000.”

(vi)	By deleting the definition of “Total U.S. Commitments” in its entirety and replacing it with the following:

““Total U.S. Commitments” means U.S.$110,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”

(vii)	By deleting the definition of “U.S. Revolving Facility Commitment” in its entirety and replacing it with the following:

““U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower up to U.S.$110,000,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”

(viii)	By deleting the definition of “U.S. Swingline Commitment” in its entirety and replacing it with the following:

““U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower up to U.S.$20,000,000 which Commitment constitutes a subcommitment of the Total U.S. Commitments of JPMorgan Chase Bank, N.A.; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”

(ix)	By deleting the definitions of “Incremental Commitment”, Incremental Facility”, “Incremental Lender” and “Lender’s Incremental Commitment”.

(b)	Section 2.14 of the Agreement is amended by deleting it in its entirety and replacing it with the following:

“Section 2.14       Intentionally Deleted”

(c)	Section 8.4(a)(iii) of the Agreement is amended by deleting it in its entirety and replacing it with the following:

“(iii)           minimum Shareholders’ Equity of:

(A)	US$270,000,000; plus

(B)
the amount equal to the sum of 50% of the Consolidated Earnings for each Fiscal Year of the Canadian Borrower commencing with the Fiscal Year ending December 31, 2013 (but only if the Consolidated Earnings for such Fiscal Year is a positive number); plus

(C)
100% of the net proceeds received by the Canadian Borrower from a sale of its capital stock (whether or not made pursuant to a public offering) or a capital contribution or other equity injection of any kind, in each case made after January 16, 2013 but only if the aggregate net proceeds from all such sales, capital contributions and equity injections exceeds US$10,000,000, provided that the net proceeds of any sale of a debt security that is convertible into or exchangeable for capital stock of the Canadian Borrower, or a debt security that is issued with a warrant or other instrument to purchase capital stock of the Canadian Borrower, shall not be required to be added pursuant to this clause (C) unless and until such debt security is converted into or exchanged for, or such warrant or other instrument is exercised for, capital stock of the Canadian Borrower.”

(d)	Schedule “L” to the Agreement is hereby amended by deleting same in its entirety and substituting therefor Schedule “L” annexed as Exhibit “A” to this Amendment.

2	Lenders’ Acknowledgment

Each of the Lenders acknowledges and agrees that:

(a)
Notwithstanding the Participations referenced in the signature pages of all Lenders under the Agreement in accordance with the definition of Participation (prior to its amendment hereto), the Participations of each of the Lenders shall be as referenced and adjusted (in accordance with, and as permitted by, the Agreement) in Schedule “L” to the Agreement (as amended by this Amendment and annexed hereto as Exhibit “A”).

(b)

(i)
Subject to Section 2(b)(ii) of this Amendment, no adjustments will be made to Advances by way of Libor Loans or Bankers' Acceptances that are outstanding as of the date of this Amendment to reflect the revised Commitments of the Lenders that result from this Amendment; and

(ii)
If and to the extent that any Advance by way of a Libor Loan or a Bankers' Acceptance that is outstanding as of the date of this Amendment is subsequently rolled over as a new Advance by way of a Libor Loan or a Bankers' Acceptance or converted to another form of Advance, each applicable Lender shall fund such new Libor Loan or Bankers' Acceptances or other form of Advance, as applicable, based on such Lender’s revised Commitment that results from this Amendment.

3	Borrowers’ Acknowledgment

Each Borrower acknowledges and agrees that, upon and after the Amendment Date, (i) it shall have no further right to request an increase in the Revolving Facilities pursuant to Section 2.14 of the Agreement, and (ii) Section 2.14 of the Agreement shall cease to have any further force and effect.

4	Reaffirmation of Obligations

Each of the Borrowers and each of the Guarantors:

(a)	reaffirms its obligations under the Agreement; and

(b)	confirms that its obligations remain in full force and effect with respect to the Agreement,

in each case as of the Amendment Date.

5	Reaffirmation of Representations and Warranties

Each of the Borrowers and each of the Guarantors hereby represent and warrant that as of the date of the execution of this Amendment:

(a)	there exists no Default or Event of Default under the Agreement; and

(b)
its representations and warranties contained in Article VIII of the Agreement are true and correct as of such dates, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date.

6	No Other Amendment

Except to the limited extent set forth herein:

(a)	no additional amendment of any other term, condition, covenant, agreement or any other aspect of the Agreement is intended or implied; and

(b)
except for the specific period of time and circumstances covered by this agreement, no other aspect of the covenants referred to herein is amended, including without limitation for any other period or circumstance, and no such amendment is intended or implied.

This Amendment is therefore limited exclusively to the specific purposes and time period for which it is given.

7	Conditions to Effectiveness

This Amendment shall become effective upon:

(a)
delivery to the Collateral Agent of five (5) originally executed copies of this Amendment, dated the Amendment Date, as executed by the Borrowers, the Guarantors the Administrative Agents and the Lenders;

(b)	the Collateral Agent having received consent from the Lenders and any other consents necessary in connection with this Amendment;

(c)	the Collateral Agent having received such other certificates, documentation and opinions as the Collateral Agent may request, acting reasonably; and

(d)	the Collateral Agent being satisfied that all representations and warranties contained in Article VIII of the Agreement shall remain true and accurate following the Amendment.

8	Guarantors’ Acknowledgement

The Guarantors (a) consent to and approve the execution and delivery of this Amendment by the parties hereto, (b) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under the guarantees pursuant to the Agreement (the Guarantees) and under the Agreement as amended hereunder, and that such obligations would not be limited or diminished in any manner even if the Guarantors had not executed this Amendment, (c) agree that this Amendment shall not be construed as requiring the consent of the Guarantors in any other circumstance, (d) reaffirm their obligations, representations and warranties under the Guarantees and under the Agreement, and (e) agree that the Guarantees and the Agreement remain in full force and effect and are hereby ratified, continued and confirmed.

9	Security

By signing this Amendment, the Borrowers and Guarantors confirm that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Agreement remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers and Guarantors under the Agreement.

10	No Novation

This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

11	Expenses

All reasonable expenses of the Collateral Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

12	Benefit of Agreement

This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

13	Further Assurances

Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

14	Counterparts

This Amendment may be executed in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

15	Governing Law

This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Agreement to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, as Canadian Borrower			FIRSTSERVICE (USA), INC., as a U.S. Borrower

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer		Title:	Secretary

I have the authority to bind the Corporation

BRANDPOINT SERVICES, INC., an Ontario Corporation, as an Unlimited Guarantor			2156593 ONTARIO LIMITED, as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Chief Financial Officer

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL ALBERTA LTD., as an Unlimited Guarantor			FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Director

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS PROPERTY SERVICES INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Treasurer

I have the authority to bind the Corporation

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

FIRSTSERVICE ADMINISTRATION GP, as Guarantor
FFI PREMIUMS, INC.,
as Guarantor			By:	2156593 Ontario Limited,
its Partner

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Chief Financial Officer

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FIRSTSERVICE CAM HOLDINGS, INC., as Guarantor			FIRSTSERVICE DELAWARE CAM, INC., as Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Secretary		Title:	Secretary

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FIRSTSERVICE FINANCIAL, INC., as Guarantor			SERVICE AMERICA ENTERPRISE, INC., as Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS PROPERTY SERVICES (U.S.) INC., as Guarantor			FS INSURANCE BROKERS, INC., as Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Treasurer		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS INSURANCE BROKERS OF NEW YORK, LLC, as Guarantor

Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Authorized Signor

I have the authority to bind the Corporation

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CERTA PRO PAINTERS LTD., as an Unlimited Guarantor			TELELINK SERVICES INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen		Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen		Name:	John B. Friedrichsen
	Title:	Authorized Signor		Title:	Authorized Signor

I have the authority to bind the Corporation			I have the authority to bind the Corporation

FS BRANDS CANADA, INC., as an Unlimited Guarantor

Per:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Authorized Signor

I have the authority to bind the Corporation

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

/s/ Paul de Haan

FIRSTSERVICE INTERNATIONAL HOLDINGS S.à.r.l.
Société à responsabilité limitée
11, rue de Nassau
L-2213 Luxembourg
Grand Duchy of Luxembourg
Share Capital: USD 40,000
RCS Number: B 170.656
Represented by:
Name: Paul de Haan
Title: Manager

THE TORONTO-DOMINION BANK, as Collateral Agent

Per:	/s/ Wayne M. Shiplo
	Name:	Wayne M. Shiplo
	Title:	Vice President Loan Syndications

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:	/s/ Wayne M. Shiplo
	Name:	Wayne M. Shiplo
	Title:	Vice President Loan Syndications

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	/s/ Alice Mare
	Name:	Alice Mare
	Title:	Authorized Signatory

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

THE TORONTO-DOMINION BANK	Total Commitments:	US$59,150,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	15.1667%

Per:	/s/ Tim Thomas
	Name:	Tim Thomas
	Tel:	416 307-3869
	Fax:	416 944-5164
	Email:	tim.thomas@tdsecurities.com
	Address:	66 Wellington Street West, 8th Floor TD Tower Toronto, ON M5K 1A2

Per:	/s/ Richard Robarts
	Name:	Richard Robarts
	Tel:	416 307-7900
	Fax:	416 308-4481
	Email:	richard.robarts@tdsecurities.com
	Address:	66 Wellington Street West, 10th Floor TD Tower Toronto, ON M5K 1A2

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

JPMORGAN CHASE BANK, N.A.,	Total Commitments:	US$32,500,000
TORONTO BRANCH	(Pro-rata for all
Canadian Facilities)

Participation for all
	Canadian Facilities:	8.3333%

Per:	/s/ Jeffrey Coleman
	Name:	Jeffrey Coleman
	Tel:	416-981-2327
	Fax:	416-981-9278
	Email:	jeffrey.s.coleman@jpmorgan.com
	Address:	Royal Bank Plaza, South Tower 200 Bay Street, Suite 1800 Toronto, Ontario, M5J 2J2

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

BANK OF MONTREAL	Total Commitments:	US$39,000,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	10.0000%

Per:	/s/ Sean P. Gallaway
	Name:	Sean P. Gallaway
	Tel:	(416) 359-6830
	Fax:	(416) 359-7796
	Email:	sean.gallaway@bmo.com
	Address:	100 King St., West, 4th Floor Toronto, ON M5X 1H3

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

HSBC BANK CANADA	Total Commitments:	US$39,000,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	10.0000%

Per:	/s/ Jesse MacMasters
	Name:	Jesse MacMasters
	Tel:	416-868-8194
	Fax:	416-350-1248
	Email:	Jesse_MacMasters@hsbc.ca
	Address:	70 York Street, 4th Floor, Toronto, ON, M5J 1S9

Per:	/s/ Andrew Sclater
	Name:	Andrew Sclater
	Tel:	416-868-8074
	Fax:	416-350-1248
	Email:	andrew.r.sclater@hsbc.ca
	Address:	70 York Street, 4th Floor, Toronto, ON, M5J 1S9

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

THE BANK OF NOVA SCOTIA	Total Commitments:	US$39,000,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	10.0000%

Per:	/s/ Steve Holyman
	Name:	Steve Holyman
	Tel:	416.866.6418
	Fax:	416.866.2010
	Email:	steve.holyman@scotiabank.com
	Address:	40 King Street West, Scotia Plaza, 62nd Floor Toronto, ON, M5W 2X6

Per:	/s/ Katherine Hogg
	Name:	Katherine Hogg
	Tel:	416.607.0004
	Fax:	416.866.2010
	Email:	Katherine.hogg@scotiabank.com
	Address:	40 King Street West, Scotia Plaza, 62nd Floor Toronto, ON, M5W 2X6

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

BANK OF AMERICA, N.A.,	Total Commitments:	US$35,100,000
CANADA BRANCH	(Pro-rata for all
Canadian Facilities)

Participation for all
	Canadian Facilities:	9.0000%

Per:	/s/ Jason Hoogenboom
	Name:	Jason Hoogenboom
	Tel:	416-369-3972
	Fax:	416-369-8148
	Email:	jason.hoogenboom@baml.com
	Address:	181 Bay Street, Suite 400 Toronto, ON, M5J 2V8, Canada

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

CANADIAN IMPERIAL	Total Commitments:	US$33,150,000
BANK OF COMMERCE	(Pro-rata for all
Canadian Facilities)

Participation for all
	Canadian Facilities:	8.5000%

Per:	/s/ Jordan Spellman
	Name:	Jordan Spellman, Director
Tel:
Fax:
Address:

Per:	/s/ Steve Nishimura
	Name:	Steve Nishimura, Managing Director
Tel:
Fax:
Address:

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

NATIONAL BANK OF CANADA	Total Commitments:	US$33,150,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	8.5000%

Per:	/s/ Richard Lo
	Name:	Richard Lo
	Tel:	416-507-9200
	Fax:	416-869-6545
	Email:	richard.lo@nbc.ca
	Address:	The Exchange Tower 130 King Street W., Suite 3200 Toronto ON M5X 1J9

Per:	/s/ David Torrey
	Name:	David Torrey
	Tel:	416-869-6550
	Fax:	416-869-6545
	Email:	david.torrey@nbc.ca
	Address:	The Exchange Tower 130 King Street W., Suite 3200 Toronto ON M5X 1J9

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

U.S. BANK NATIONAL ASSOCIATION	Total Commitments:	US$33,150,000
CANADA BRANCH	(Pro-rata for all
Canadian Facilities)

Participation for all
	Canadian Facilities:	8.5000%

Per:	/s/ Joseph Rauhala
	Name:	Joseph Rauhala, Principal Officer
	Tel:	416-306-3507
	Fax:	416-306-3545
	Email:	joseph.rauhala@usbank.com
	Address:	Suite 2300, 120 Adelaide St. West Toronto, ON, M5H 1T1

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

ROYAL BANK OF CANADA	Total Commitments:	US$31,200,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	8.0000%

Per:	/s/ Michael G. Wang
	Name:	Michael Wang
	Tel:	416-842-9877
	Fax:	416-842-4090
	Email:	Michael.wang@rbccm.com
Address:

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

CANADIAN LENDER	COMMITMENT

BANKUNITED N.A.	Total Commitments:	US$15,600,000
	(Pro-rata for all
	Canadian Facilities)

	Participation for all
	Canadian Facilities:	4.0000%

Per:	/s/ Charles J. Klenk
	Name:	Charles J. Klenk
	Tel:	305.698.4113
	Fax:	305.818.1364
	Email:	cklenk@bankunited.com
	Address:	7765 NW 148th Street

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

TORONTO DOMINION	Total Commitments:	US$5,850,000
(TEXAS) LLC	(Pro-rata for all U.S.
Facilities)

Participation for all
	U.S. Facilities:	5.3182%

Per:	/s/ Alice Mare
	Name:	Alice Mare, Authorized Signatory
Tel:
Fax:
Email:
Address:

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

JPMORGAN CHASE BANK, N.A.	Total Commitments:	US$20,000,000
	(Pro-rata for all U.S.
	Facilities)

	Participation for all
	U.S. Facilities:	18.1818%

Per:	/s/ Jeffrey Coleman
	Name:	Jeffrey Coleman
	Tel:	416-981-2327
	Fax:	416-981-9278
	Email:	jeffrey.s.coleman@jpmorgan.com
	Address:	Royal Bank Plaza, South Tower 200 Bay Street, Suite 1800 Toronto, Ontario, M5J 2J2

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

BANK OF MONTREAL	Total Commitments:	US$11,000,000
CHICAGO BRANCH	(Pro-rata for all
U.S. Facilities)

Participation for all
	U.S. Facilities:	10.0000%

Per:	/s/ Yacouba Kane
	Name:	Yacouba Kane
	Tel:	312-461-2747
	Fax:	312-293-4948
	Email:	yacouba.kane@bmo.com
	Address:	115 South LaSalle St, 25th FL West, Chicago, IL 60603

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

HSBC BANK CANADA	Total Commitments:	US$11,000,000
	(Pro-rata for all
	U.S. Facilities)

	Participation for all
	U.S. Facilities:	10.0000%

Per:	/s/ Jesse MacMasters
	Name:	Jesse MacMasters
	Tel:	416-868-8194
	Fax:	416-350-1248
	Email:	Jesse_MacMasters@hsbc.ca
	Address:	70 York Street, 4th Floor, Toronto, ON, M5J 1S9

Per:	/s/ Andrew Sclater
	Name:	Andrew Sclater
	Tel:	416-868-8074
	Fax:	416-350-1248
	Email:	andrew.r.sclater@hsbc.ca
	Address:	70 York Street, 4th Floor, Toronto, ON, M5J 1S9

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

THE BANK OF NOVA SCOTIA	Total Commitments:	US$11,000,000
	(Pro-rata for all U.S.
	Facilities)

	Participation for all
	U.S. Facilities:	10.0000%

Per:	/s/ Steve Holyman
	Name:	Steve Holyman
	Tel:	416.866.6418
	Fax:	416.866.2010
	Email:	steve.holyman@scotiabank.com
	Address:	40 King Street West, Scotia Plaza, 62nd Floor Toronto, ON, M5W 2X6

Per:	/s/ Katherine Hogg
	Name:	Katherine Hogg
	Tel:	416.607.0004
	Fax:	416.866.2010
	Email:	Katherine.hogg@scotiabank.com
	Address:	40 King Street West, Scotia Plaza, 62nd Floor Toronto, ON, M5W 2X6

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

BANK OF AMERICA, N.A.,	Total Commitments:	US$9,900,000
CANADA BRANCH	(Pro-rata for all
U.S. Facilities)

Participation for all
	U.S. Facilities:	9.0000%

Per:	/s/ Jason Hoogenboom
	Name:	Jason Hoogenboom
	Tel:	416-369-3972
	Fax:	416-369-8148
	Email:	jason.hoogenboom@baml.com
	Address:	181 Bay Street, Suite 400 Toronto, ON, M5J 2V8, Canada

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

CANADIAN IMPERIAL BANK OF	Total Commitments:	US$9,350,000
COMMERCE, NEW YORK BRANCH	(Pro-rata for all
U.S. Facilities)

Participation for all
	U.S. Facilities:	8.5000%

Per:	/s/ Andrew Campbell
	Name:	Andrew Campbell
	Tel:	212 856-3918
	Fax:	212-856-3991
	Address:	425 Lexington, 4th floor, NY, NY, 10017

Per:	/s/ Dominic Sorresso
	Name:	Dominic Sorresso
	Tel:	212-856-4133
	Fax:	212-856-3991
	Address:	425 Lexington, 4th floor, NY, NY, 10017

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

NATIONAL BANK OF CANADA	Total Commitments:	US$9,350,000
	(Pro-rata for all
	U.S. Facilities)

	Participation for all
	U.S. Facilities:	8.5000%

Per:	/s/ Richard Lo
	Name:	Richard Lo
	Tel:	416-507-9200
	Fax:	416-869-6545
	Email:	richard.lo@nbc.ca
	Address:	The Exchange Tower 130 King Street W., Suite 3200 Toronto ON M5X 1J9

Per:	/s/ David Torrey
	Name:	David Torrey
	Tel:	416-869-6550
	Fax:	416-869-6545
	Email:	david.torrey@nbc.ca
	Address:	The Exchange Tower 130 King Street W., Suite 3200 Toronto ON M5X 1J9

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

U.S. BANK N.A.	Total Commitments:	US$9,350,000
	(Pro-rata for all
	U.S. Facilities)

	Participation for all
	U.S. Facilities:	8.5000%

Per:	/s/ Carlos Munoz
	Name:	Carlos Munoz
	Tel:	858-334-0718
	Fax:	858-334-0800
	Email:	carlos.munoz@usbank.com
	Address:	4747 Executive Drive 3rd Floor San Diego, CA 92121

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

ROYAL BANK OF CANADA	Total Commitments:	US$8,800,000
	(Pro-rata for all U.S.
	Facilities)

	Participation for all
	U.S. Facilities:	8.0000%

Per:	/s/ Michael G. Wang
	Name:	Michael Wang
	Tel:	416-842-9877
	Fax:	416-842-4090
	Email:	Michael.wang@rbccm.com
Address:

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

U.S. LENDER	COMMITMENT

BANKUNITED N.A.	Total Commitments:	US$4,400,000
	(Pro-rata for all
	U.S. Facilities)

	Participation for all
	U.S. Facilities:	4.0000%

Per:	/s/ Charles J. Klenk
	Name:	Charles J. Klenk
	Tel:	305.698.4113
	Fax:	305.818.1364
	Email:	cklenk@bankunited.com
	Address:	7765 NW 148th Street Miami Lakes, FL 33016

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

EFFECTIVE DATE ISSUING BANK (CANADA AND U.S.)

THE TORONTO-DOMINION BANK

Per:	/s/ Tim Thomas
	Name:	Tim Thomas
	Tel:	416 307-3869
	Fax:	416 944-5164
	Email:	tim.thomas@tdsecurities.com
	Address:	66 Wellington Street West, 8th Floor TD Tower Toronto, ON M5K 1A2

Per:	/s/ Richard Robarts
	Name:	Richard Robarts
	Tel:	416 307-7900
	Fax:	416 308-4481
	Email:	richard.robarts@tdsecurities.com
	Address:	66 Wellington Street West, 10th Floor TD Tower Toronto, ON M5K 1A2

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	/s/ Jeffrey Coleman
	Name:	Jeffrey Coleman
	Tel:	416-981-2327
	Fax:	416-981-9278
	Email:	jeffrey.s.coleman@jpmorgan.com
	Address:	Royal Bank Plaza, South Tower 200 Bay Street, Suite 1800 Toronto, Ontario, M5J 2J2

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

Per:	/s/ Robyn Zeller
	Name:	Robyn Zeller, Vice President
Tel:
Fax:
Email:
Address:

Signature Page to Second Amendment to Sixth Amended and Restated Credit Agreement

EXHIBIT “A”

Please see attached

SCHEDULE "L" TO THE SIXTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MARCH 1, 2012 BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC. AND FIRSTSERVICE DELAWARE, LP, AS U.S. BORROWERS, THE WHOLLY-OWNED SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS UNLIMITED GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT AND TORONTO DOMINION (TEXAS), LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

FirstService Corporation
Commitments

	Canadian Facilities					U.S. Facilities
Lenders	Canadian Sponsor Commitment	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank		$10,000,000	$49,150,000	$59,150,000	15.1667%					$59,150,000	11.83%
Toronto Dominion (Texas) LLC							$5,850,000	$5,850,000	5.3182%	$5,850,000	1.17%
JPMorgan Chase Bank, N.A., Toronto Branch			$32,500,000	$32,500,000	8.3333%					$32,500,000	6.50%
JPMorgan Chase Bank, N.A.						$20,000,000		$20,000,000	18.1818%	$20,000,000	4.00%
Bank of Montreal			$39,000,000	$39,000,000	10.0000%					$39,000,000	7.80%
Bank of Montreal, Chicago Branch							$11,000,000	$11,000,000	10.0000%	$11,000,000	2.20%
HSBC Bank Canada	$7,500,000		$31,500,000	$39,000,000	10.0000%					$39,000,000	7.80%
HSBC Bank Canada							$11,000,000	$11,000,000	10.0000%	$11,000,000	2.20%
The Bank of Nova Scotia			$39,000,000	$39,000,000	10.0000%					$39,000,000	7.80%
The Bank of Nova Scotia							$11,000,000	$11,000,000	10.0000%	$11,000,000	2.20%
Bank of America, N.A., Canada Branch			$35,100,000	$35,100,000	9.0000%					$35,100,000	7.02%

	Canadian Facilities						U.S. Facilities
Lenders	Canadian Sponsor Commitment	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
Bank of America, N.A., Canada Branch							$9,900,000	$9,900,000	9.0000%	$9,900,000	1.98%
Canadian Imperial Bank of Commerce			$33,150,000	$33,150,000	8.5000%					$33,150,000	6.63%
Canadian Imperial Bank of Commerce, New York Branch							$9,350,000	$9,350,000	8.5000%	$9,350,000	1.87%
National Bank of Canada			$33,150,000	$33,150,000	8.5000%					$33,150,000	6.63%
National Bank of Canada							$9,350,000	$9,350,000	8.5000%	$9,350,000	1.87%
U.S. Bank National Association Canada Branch			$33,150,000	$33,150,000	8.5000%					$33,150,000	6.63%
U.S. Bank N.A.							$9,350,000	$9,350,000	8.5000%	$9,350,000	1.87%
Royal Bank of Canada			$31,200,000	$31,200,000	8.0000%					$31,200,000	6.24%
Royal Bank of Canada							$8,800,000	$8,800,000	8.0000%	$8,800,000	1.76%
BankUnited N.A.			$15,600,000	$15,600,000	4.0000%					$15,600,000	3.12%
BankUnited N.A.							$4,400,000	$4,400,000	4.0000%	$4,400,000	0.88%
	$7,500,000	$10,000,000	$372,500,000	$390,000,000	100.00%	$20,000,000	$90,000,000	$110,000,000	100.00%	$500,000,000	100.00%